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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Triangle Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Simbolo Acquisition Sub, Inc. (Offeror)
Gilead Sciences, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89589H 10 4
(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.
Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404
Tel: (650) 574-3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$476,659,788	$43,853

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $6.00 (i.e. the tender offer price) and (ii) 79,443,298, the estimated number of shares of Triangle common stock to be acquired in this tender offer and the merger (including 2,539,165 shares of Triangle common stock issuable upon the exercise of outstanding options having an exercise price less than or equal to $6.00).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.0092% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-9, AND ITEM 11.

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Simbolo Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation ("Gilead"), to purchase all the outstanding shares of common stock, par value $0.001 per share, of Triangle Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $6.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Gilead. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 12. EXHIBITS

(a)(1)	Offer to Purchase, dated December 16, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on December 16, 2002.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2)
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(3)
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4)	Confidentiality Agreement, dated November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5)	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6)	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMBOLO ACQUISITION SUB, INC.
By:	/s/ JOHN MILLIGAN
	Name:	John Milligan, Ph.D.
	Title:	President
GILEAD SCIENCES, INC.
By:	/s/ JOHN C. MARTIN
	Name:	John C. Martin
	Title:	President and Chief Executive Officer
Dated: December 16, 2002

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated December 16, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on December 16, 2002.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2)
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(3)
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4)	Confidentiality Agreement, dated November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5)	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6)	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES
INDEX TO EXHIBITS